SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 21 May 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

May 21, 2010

BP LAUNCHES LIVE WEBCAM OF RISER FLOW

Today BP launched a live webcam of the riser flow. The webcam can be viewed at www.bp.com.

BP has been providing a live feed to government entities over the last two weeks - including the US Department of the Interior, US Coast Guard, Minerals Management Service (MMS) through the Unified Area Command center in Louisiana - as well as to BP and industry scientists and engineers involved in the effort to stop the spill.

BP continues its work to collect oil by the riser insertion tube tool (RITT) containment system. Once on the drillship Discoverer Enterprise, the oil is then being stored and gas is being flared.

The RITT remains a new technology and both its continued operation and its effectiveness in capturing the oil and gas remain uncertain.

BP has, and will continue, to support the government's work to determine the rate of flow from the well. Since the Deepwater Horizon accident, the flow rate estimate has been established by the Unified Command. Throughout the process, BP has made it a priority to quickly and consistently provide the National Oceanic and Atmospheric Administration (NOAA) and the Coast Guard with requested information for the joint command structure to make as accurate an assessment as possible of the rate of flow.

The rate of flow from the riser is determined in a number of ways and by a number of variables. For instance, while the original riser was 19.5 inches in diameter prior to the Deepwater Horizon accident, damage sustained during the accident distorted the diameter at the end of the pipe by about 30 per cent. In addition, a drill pipe currently trapped inside the riser has reduced the flow area by an additional 10 per cent.  Thus, some third party estimates of flow, which assume a 19.5 inch diameter, are inaccurate. As well, there is natural gas in the riser. Data on the hydrocarbons recovered to date suggests that the proportion of gas in the plume exiting the riser is, on average, approximately 50 percent.

To provide further specificity on the flow rate, the US government has created a Flow Rate Technical Team (FRTT) to develop a more precise estimate. The FRTT includes the US Coast Guard, NOAA, MMS, Department of Energy (DOE) and the US Geological Survey.  The FRTT is mandated to produce a report by close of business on Saturday, May 22.

To support this, BP is in the process of providing FRTT with all requested information, including diagrams and schematics showing release points, amounts of oil and gas currently being collected on the Discoverer Enterprise, and subsea video of the oil release point.

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BP Press Office London: +44 20 7496 4076
BP Press office, US: +1 281 366 0265
Unified Command Joint Information Center: :+1 985-902-5231
www.deepwaterhorizonresponse.com
www.bp.com/gulfofmexicoresponse

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  21 May, 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary